August 7, 2019

Sonia Gupta Barros
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	DLP Positive Fixed Returns Fund LLC
Request to Withdraw Offering Statement on Form 1-A
Filed April 8, 2019
File No. 024-10826

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, DLP Positive Fixed Returns Fund LLC (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 1-A (File No. 024-10826), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant has decided not to pursue a Tier 2 offering and has instead decided to pursue a Tier 1 offering. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned, Donald Wenner, the Registrant, at (610) 488-2375 with any questions with regard to this matter.

Very truly yours,

/s/ Donald Wenner
Donald Wenner
Chief Executive Officer

95 Highland Avenue Bethlehem PA 18017 (610) 488-2375